Mail Stop 3561

July 13, 2007

By Facsimile and U.S. Mail

Mr. Howard R. Levine
Chairman and Chief Executive Officer
Family Dollar Stores, Inc.
P. O. Box 1017, 10401 Monroe Road
Charlotte, North Carolina 28201

> **Re: Family Dollar Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended August 28, 2006**
> **Filed March 28, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 3, 2007**
> **Filed April 12, 2007**
> **File No. 1-6807**

Dear Mr. Levine:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 28, 2006

General

1. Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies, page 21

2.	Please revise your disclosure to quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also expand your disclosure of the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Refer to SEC Release No. 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page 30

3.	Please disclose the types of expenses and amounts you include in the cost of sales and selling, general and administrative expense line items for all periods presented. You disclosure on page 31 relating to selling, general and administrative expenses should be expanded to identify all significant amounts included in this line item. Since you exclude from cost of sales certain items relating to the costs of your distribution network, please revise your disclosure in management's discussion and analysis that your gross margins may not be comparable to those of other entities since some include all of the costs related to their distribution network in cost of sales and others like you may exclude a portion of them from gross margin, including them instead in other line items like selling, general and administrative expenses.

Note 2. Investment Securities, page 32

4.	We note your disclosure that investments of $136.5 million include short-term available-for-sale securities comprised of auction rate securities and variable rate demand notes. Please explain to us and expand your disclosure to clarify your basis for classification of securities as available-for-sales and the reasons why you believe it is appropriate to classify these securities as current assets. Disclose the contractual maturities of the securities. Provide us with a summary of your purchase and sale activity of these securities for the last three fiscal years to support that you regularly liquidate these securities during your current operating cycle. Refer to paragraphs 12 and 17 of SFAS 115. Also refer to ARB No. 43, Chapter 3A, Working Capital – Current Assets and Current Liabilities.

Note 8. Commitments and Contingencies, page 35

<u>Litigation</u>

5.   We note that you recognized a litigation charge of $45 million during fiscal 2006 in response to a court ruling in 2006 against you for a judgment of $33.3 million relating to claims that store managers have not been properly compensated. Please explain to us why there is a difference between the settlement amount and the accrued amount.

6.   We note that in the second paragraph on page 37 you disclose that resolution of this matter could have a material adverse effect on your financial position, liquidity or results of operation. Please explain to us and revise your disclosure to discuss in more detail the nature of the additional exposure and give an estimate of the possible range of loss or state that one cannot be made. See paragraph 10 of SFAS 5.

7.   It is our understanding that in the Morgan case, the class of plaintiffs included current and former employees through 1999. Tell us what was your consideration of possible claims by individuals employed by you subsequent to the class period in the Morgan case. Tell us whether any such claims have been asserted at this time.

8.   We note your disclosure that you have or plan to file an appeal in the Morgan case that should enable you to ultimately prevail. This language sounds like you believe that it is probable that you will not have any liability in the matter. However, as you recorded a liability related to the case, we presume that you concluded that it is probable that you have incurred a liability. Please reconcile these apparently conflicting disclosures. We presume that, among other things, you believe that the law regarding the classification of employees as exempt was not properly applied by the jury in your case. In your response, please address for us why you believe that the jury in the Morgan case misapplied the law under the FLSA such that you believe that it is appropriate to state that you believe that you should prevail on appeal. It is our understanding that there is ambiguity with respect to the level of managerial activities undertaken by an employee that would conclusively cause them to be classified as exempt.

<u>General</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief